                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           iLINC COMMUNICATIONS, INC.
              (Name of Subject Company and Filing Person (Issuer))

                   12% Convertible Subordinated Notes Due 2012
                         (Title of Class of Securities)

                                    451724108
                      (CUSIP Number of Class of Securities)

                              James M. Powers, Jr.
      Chairman of Board of Directors, President and Chief Executive Officer
                           iLinc Communications, Inc.
                         2999 N. 44th Street, Suite 650
                                Phoenix, AZ 85018
                                 (602) 952-1200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)

                                    COPY TO:

                              Richard S. Roth, Esq.
                              Jackson Walker L.L.P.
                          1401 McKinney St, Suite 1900
                                Houston, TX 77010
                                 (713) 752-4209

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE

       $5,625,000                                                 $672.44**


* Calculated solely for purposes of determining the filing fee. THE TRANSACTION VALUE ASSUMES THE EXCHANGE OF $5,625,000 IN PRINCIPAL AMOUNT OF THE 12% CONVERTIBLE SUBORDINATED NOTES DUE 2012 THAT ARE SUBJECT TO THE EXCHANGE OFFER AND THE AMENDMENT TO WARRANTS TO PURCHASE 5,625,000 SHARES OF COMMON STOCK OF ILINC COMMUNICATIONS, INC., THE APPROXIMATE AGGREGATE VALUE OF WHICH AS OF MARCH 1, 2005 ($88,201) IS CALCULATED USING THE BLACK-SCHOLES OPTION PRICING MODEL.

** PREVIOUSLY PAID

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

----------------------------------------- --------------------------------
Amount Previously Paid:                   Filing Party:
----------------------------------------- --------------------------------
Form or Registration No.:                 Date Filed:
----------------------------------------- --------------------------------


[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] Third party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[ ] Going private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

THIS AMENDMENT NO. 1 TO SCHEDULE TO AMENDS ONLY THE ITEMS SET FORTH BELOW.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Supplement No.1 to the Offer to Exchange ("Summary"), dated March 10, 2005, and attached hereto as Exhibit (a)(1)(iv) (the "Supplement"), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(b) The information set forth in the Supplement ("Summary" and "Description of Capital Stock") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) The information set forth in the Supplement ("The Exchange Offer" and "Material United States Federal Income Tax Consequences") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Supplement ("The Exchange Offer") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

(a) The information set forth in the Supplement ("Selected Historical Financial Data") is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(iv) Supplement No. 1 to the Offer to Exchange dated March 10, 2005

(a)(1)(v)  Amended Form of Letter of Transmittal

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iLinc Communications, Inc.


By:  /s/ James M. Powers, Jr.
  ---------------------------
Name:  James M. Powers, Jr.
Title: Chairman of the Board of Directors, President and Chief Executive Officer March 10, 2005

            SUPPLEMENT No. 1 TO OFFER TO EXCHANGE DATED MARCH 1, 2005

                           iLINC COMMUNICATIONS, INC.

                                OFFER TO EXCHANGE
                           COMMON STOCK AND AMENDMENTS
                           TO $3.00 PER SHARE WARRANTS

                                    FOR UP TO
                     $5,625,000 ORIGINAL PRINCIPAL AMOUNT OF
                   12% CONVERTIBLE SUBORDINATED NOTES DUE 2012

We are supplementing our Offer to Exchange dated March 1, 2005 as set forth in this Supplement No. 1 to the Offer to Exchange.

     We are offering to exchange 2,500 shares of our Common Stock ("Common Stock") and to amend the exercise period, exercise price and redemption price of outstanding $3.00 Warrants (as defined below) held by tendering holders for each $1,000 original principal amount of currently outstanding 12% Convertible Subordinated Notes, due 2012, of iLinc Communications, Inc., CUSIP No. 451724108 (the "Notes"). The Notes were issued in 2002 as part of a private placement (see description below) of Notes and warrants to acquire shares of Common Stock on or before March 29, 2005 with an exercise price of $3.00 per share (the "$3.00 Warrants"). Accrued and unpaid interest due on the outstanding Notes from January 1, 2005 (the prior payment date) to March 29, 2005 equals $162,739. Accrued and unpaid interest on tendered Notes from January 1, 2005 through the date tendered Notes are accepted for payment in this Exchange Offer, will be paid in cash to tendering Note holders.

     Subject to the terms and conditions of the Exchange Offer, we will issue shares of Common Stock in exchange for up to $5,625,000 aggregate principal amount of Notes, representing 100% of the outstanding principal amount of Notes, that are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. Under the existing terms of the Notes, each $1,000 original principal amount of the Notes currently is convertible at the option of the holder into 1,000 shares of Common Stock. The last reported sale price of the Common Stock on March 9, 2005, the last trading day prior to the date of this Supplement, was $0.40 per share. The 52-week range of the closing sales price of Common Stock for the period ending the date of this document is $1.37 to $0.35 per share. Each Noteholder must elect to exchange his Note either in its entirety or, if less than the full face value, in increments of at least $25,000.

     As a part of a private placement in 2002 of the Notes, the investors purchased units consisting of Notes and $3.00 Warrants to purchase one share of Common Stock for each $1.00 original principal amount of Notes purchased. The $3.00 Warrants currently expire on March 29, 2005. Those Noteholders who participate in this Exchange Offer will receive, in addition to the aforementioned Common Stock, an extension of the exercise period of their $3.00 Warrants to March 29, 2006, the exercise price will be reduced to $1.20 per share and the redemption price will be reduced to $2.40 per share (the "$3.00 Warrant Amendments"). Should a Noteholder decline to participate in this Exchange Offer, the exercise period of their $3.00 Warrants will expire by their terms on March 29, 2005. Should a Noteholder elect to exchange a portion of their Notes, then the $3.00 Warrant Amendments will apply only to a corresponding portion of their $3.00 Warrants (such number of shares underlying the $3.00 Warrants equal to the same percentage of the total original principal amount of Notes held by a Noteholder represented by the amount of original principal amount of Notes exchanged by such Noteholder in this Exchange Offer).

     THE EXCHANGE OFFER WILL EXPIRE ON TUESDAY, MARCH 29, 2005, AT 5:00 P.M., EASTERN STANDARD TIME, UNLESS EXTENDED AS PROVIDED HEREIN (THE "EXPIRATION DATE").

     We will accept Notes validly tendered for exchange and not withdrawn as of the Expiration Date, upon the terms and conditions set forth herein, by tender of the Note and the accompanying amended letter of transmittal attached as Exhibit "A" hereto (the "Amended Letter of Transmittal"). Our offer of exchange is not conditioned upon the receipt of any minimum principal amount of Notes. We may therefore accept any portion of the $5,625,000 aggregate principal amount of Notes, and reserve the right to otherwise amend, extend or terminate the Exchange Offer for a failure of a condition in our sole and absolute discretion. Our offer to exchange and the Amended Letter of Transmittal together constitute the "Exchange Offer." The principal amount of the Notes exchanged will be exchanged for our Common Stock. Accrued and unpaid interest on tendered Notes from January 1, 2005 through the date tendered Notes are accepted for payment in this Exchange Offer will be paid in cash to tendering Note holders.

     SEE "RISK FACTORS" AND "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

     You may direct questions and requests for assistance or additional copies of this Exchange Offer, the Letter of Transmittal and other related documents to the Company at the address and telephone number set forth on the back cover page.

     The date of this Supplement No. 1 to the Offer to Exchange is March 10,
2005.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR COMPLETE.

     For convenience, we use "Company," "we," "us," and "ours" to refer to iLinc Communications, Inc. We are not and our Board of Directors is not making any recommendation to you as to whether you should tender or refrain from tendering your Notes. You must make the decision whether to tender your Notes and, if so, the principal amount of Notes to tender.


                    IMPORTANT INFORMATION REGARDING THE OFFER

     We are not aware of any jurisdiction where making the Exchange Offer is not in compliance with applicable law. If we become aware that the Exchange Offer is not in compliance with any jurisdiction's applicable state law, we will make a good faith effort to comply with such state law. If with our good faith efforts, we cannot comply with such state law, the Exchange Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Notes residing in such jurisdiction. If any jurisdiction's securities or blue sky laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under such jurisdiction's laws.

     You should rely only on the information incorporated by reference or provided in this Exchange Offer. We have not authorized anyone to provide you with different information. You should not assume that the information in this Exchange Offer or any supplement is accurate as of any date other than the date on the cover of the document. By tendering your Note, you represent that you are basing your decision solely on this Exchange Offer and your own examination of our Company and the terms of the proposed exchange, including the merits and risks involved. The contents of this Exchange Offer should not be construed as legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor as to such matters.

                      CAUTION AS TO UNAUTHORIZED STATEMENTS

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING NOTES UNDER THE EXCHANGE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THOSE CONTAINED IN THIS EXCHANGE OFFER OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY US.

                                     SUMMARY

     The last sentence of the second full paragraph of the Summary section of the Offer to Exchange is revised to read in its entirety as follows:

          Accrued and unpaid interest on tendered Notes from January 1, 2005 through the date tendered Notes are accepted for payment in this Exchange Offer will be paid in cash to tendering Note holders.

                       SELECTED HISTORICAL FINANCIAL DATA

     The Selected Historical Financial Data section of the Offer to Exchange is amended to include the following additional financial data.


                           ILINC COMMUNICATIONS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's earnings to fixed charges for the periods indicated:


                                   NINE MONTHS ENDED
                                      DECEMBER 31,      YEAR ENDED MARCH 31,
                                   -----------------------------------------
                                          2004          2004    2003   2002
                                   -----------------------------------------

     Ratio of Earnings to
       Fixed Charges (a)                  (a)            (a)     (a)    (a)

(a) Due to the losses recorded for the nine months ended December 31, 2004 and for fiscal years 2004, 2003 and 2002 the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $4.4 million, $2.3 million, $3.9 million and $1.1 million to achieve a ratio coverage of 1:1 for the nine months ended December 31, 2004 and for fiscal years 2004, 2003 and 2002.

(b) For the purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense, and that portion of rental expense that we believe to be representative of interest.

     The following table sets forth the Company's book value per share at the dates indicated:

                               DECEMBER 31,             MARCH 31,
                              -----------------------------------------------
                                   2004        2004        2003        2002
                              -----------------------------------------------

     Book Value Per Share         $0.19       $0.15       $0.33       $0.19
                                  =====       =====       =====       =====


                               THE EXCHANGE OFFER

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     In the Offer to Exchange, the Expiration Date was incorrectly identified as 5:00 p.m. on Friday, March 29, 2005. The correct Expiration Date is 5:00 p.m. on Tuesday, March 29, 2005.

     The last sentence of the second paragraph of the Expiration Date; Extensions; Amendment section of the Offer to Exchange is amended to read as follows:

          We expressly reserve the absolute right, in our sole discretion, to amend the terms of the Exchange Offer in any manner provided that any such amendment will be communicated in writing as promptly as practicable to each Note holder; and to terminate the Exchange Offer for a failure of a condition and not accept for exchange Notes tendered pursuant thereto.

CONDITIONS

     Subsections a. through c of the first paragraph of the Conditions section of the Offer to Exchange are amended to read as follows:

          a. any action or proceeding is instituted in any court or by or before any governmental agency with respect to the Exchange Offer which, in our reasonable judgment, will materially impair our ability to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer discussed in the section of the Offer to Exchange titled Reasons for the Exchange Offer;
          b. any development in our business or our financial affairs has occurred which, in our reasonable judgment, makes it impossible to proceed with the Exchange Offer without violating contractual agreements or materially impairs the contemplated benefits of the Exchange Offer discussed in the section of the Offer to Exchange titled Reasons for the Exchange Offer;
          c. any law, statute, rule or regulation is proposed, adopted or enacted, which, in our reasonable judgment, would materially impair our ability to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer discussed in the section of the Offer to Exchange titled Reasons for the Exchange Offer; or

PROCEDURES FOR TENDERING NOTES

     The last sentence of the third paragraph of the Procedures for Tendering Notes section of the Offer to Exchange is amended to read as follows:

          Any Notes received by the Company that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering noteholder, unless otherwise provided in the Letter of Transmittal, promptly following the Expiration Date.

DELIVERY OF SHARES OF COMMON STOCK

     The Delivery of Shares of Common Stock section of the Offer to Exchange is amended to read as follows:

          For each $1,000 principal amount of outstanding Notes accepted for exchange in the Exchange Offer, the tendering holder will receive 2,500 shares of the Company's Common Stock and the $3.00 Warrant Amendments. The shares representing the Common Stock will be issued, and the $3.00 Warrant Amendment Agreement will be signed by the Company, promptly following the closing of the Exchange Offer and the shares will be listed with the American Stock Exchange.

EXTENSION OF THE EXCHANGE OFFER; TERMINATION; AMENDMENT

     The second sentence of the first paragraph of the Extension of the Exchange Offer; Termination; Amendment section of the Offer to Exchange is amended to read as follows:

          We also expressly reserve the right, in our sole discretion, to terminate the Exchange Offer for a failure of a condition and not accept for exchange any shares not theretofore accepted for exchange or exchanged for or, subject to applicable law, to postpone exchange for shares upon conditions specified in a written notice of such termination or postponement to the Depositary and making a public announcement thereof.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The following sentence is added to the first paragraph of the Common Stock section of the Offer to Exchange:

          The rights of holders of Common Stock may not be modified otherwise than by a vote of a majority or more of the outstanding shares of Common Stock, voting as a class.

DESCRIPTION OF THE SERIES A PREFERRED STOCK

     The following sentence is added to the first paragraph of the Common Stock section of the Offer to Exchange:

          There is no restriction on the repurchase or redemption of the Series A Preferred Stock while there is any arrearage in the payment of dividends on Series A Preferred Stock.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The Material United States Federal Income Tax Consequences section of the Offer to Exchange is amended and restated in its entirety as follows:

          The discussion set forth below is a summary of the material U.S. federal income tax considerations relevant to holders ("Holders") who exchange their Notes for Common Stock. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly on a retroactive basis).

          The Company will not obtain any ruling from the Internal Revenue Service with respect to the matters discussed below. In addition, the Company will not obtain any tax opinion from counsel with respect to the U.S. federal income tax consequences of the Exchange. The following discussion does not constitute and is not intended to constitute either a tax opinion or tax advice to any person. This summary does not purport to address all of the material U.S. federal income tax consequences that may be applicable to a holder of Notes. Tax consequences which are different from or in addition to those described herein may apply to Holders of Notes who are subject to special treatment under the U.S. federal income tax laws, such as foreign persons, tax-exempt organizations, financial institutions, insurance companies, broker-dealers, Holders who hold their Notes as part of a hedge, straddle, wash sale, synthetic security or conversion transaction and persons who acquired their Warrants in compensatory transactions. This discussion does not address foreign or state or local tax considerations.

          The discussion below only addresses the U.S. federal income tax consequences of the exchange of Notes for Common Stock to U.S. holders who hold their Notes and Warrants as capital assets within the meaning of Section 1221 of the Code. As used herein, the term "U.S. holder" means a beneficial owner of a note who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
          (iv) a trust if (A) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) it validly elects to be treated as a United States person for U.S. federal income tax purposes. As used herein, the term "foreign holder" means a beneficial owner of a Note that is not a United States person and is not a partnership for U.S. federal income tax purposes. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Notes or Warrants, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its own tax advisor as to the application of the U.S. tax laws to its particular situation.

          THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE TO A HOLDER. EACH HOLDER SHOULD CONSULT A TAX ADVISER REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE EXCHANGE IN LIGHT OF SUCH HOLDER'S OWN PERSONAL TAX SITUATION.

          EXCHANGE AS A REORGANIZATION

          The federal income tax consequences of the exchange of Notes for Common Stock and $3.00 Warrants for $1.20 Warrants pursuant to the Exchange will depend on whether the Exchange is treated as a "recapitalization" within the meaning of Section 368(a)(1)(E) of the Code. The Exchange should constitute a recapitalization provided that the Notes constitute "securities" for U.S. federal income tax purposes ("Tax Securities").

          The term "securities" is not defined in the Code or the applicable Treasury regulations and has not been clearly defined by judicial decisions or administrative rulings. In general, the determination of whether a debt instrument constitutes a Tax Security is based upon an evaluation of all of the facts and circumstances, including the nature of the debt instrument, the degree of participation and continuing interest of holders of the debt instruments in the affairs of the business and the extent of proprietary interest compared with the similarity of the note to a cash payment. In making this determination, courts have typically focused on the original term of the debt instrument (i.e., the length of time between the issuance of the debt instrument and its maturity). In general, (i) debt instruments with an original term of 5 years or less are rarely treated as Tax Securities; (ii) debt instruments with an original term of 10 years or more are likely to be treated as Tax Securities; and
          (iii) the classification as Tax Securities of debt instruments with an original term of more than 5 but less than 10 years is uncertain. Debt instruments (such as the Notes) that are convertible into stock of the issuer may be more likely to be treated as securities than nonconvertible debt instruments with otherwise similar terms because of the holders' potential equity participation in the issuer. The Notes have an original term in excess of ten years. Based upon an evaluation of the factors relevant to the classification of Notes as Tax Securities, the Company believes the Notes should be treated as Tax Securities.

          If the Notes are properly treated as Tax Securities, then the Exchange should constitute a recapitalization under Section 368(a)(1)(E) of the Code. In such a case, subject to the exceptions for amounts attributable to interest and market discount discussed below, (i) no gain or loss should be recognized by a U.S. Holder upon receipt of Common Stock in exchange for a Note; (ii) the holding period of the Common Stock should include the holding period of the Notes exchanged therefore; and (iii) the adjusted tax basis of the Common Stock should be the same as the adjusted tax basis of the Notes exchanged therefore (less any basis attributable to accrued but unpaid interest).

          Pursuant to the Exchange, a U.S. Holder's Warrants will be modified to
          (i) extend the exercise period of the Warrants to March 29, 2006, (ii) reduce the exercise price from $3.00 per share to $1.20 per share and
          (iii) the redemption price will be reduced to $2.40 per share (such modified Warrants to be referred to as the "$1.20 Warrants"). The Company believes that such modification should be treated as a deemed exchange by a U.S. Holder (who exchanges a Note for Common Stock) of existing Warrants (the "$3.00 Warrants") for New Warrants for federal income tax purposes.

          Under Treasury Regulations, rights issued by a party to a reorganization to acquire its stock are treated for purposes of Sections 354 and 356 of the Code as securities with no principal amount (the "Warrant Regulations"). Provided that the Exchange qualifies as a recapitalization under Section 368(a)(1)(E) of the Code, the Company should be treated as a "party to a reorganization" under Section 368(b) of the Code. In such a case, the $1.20 Warrants and the $3.00 Warrants should be treated as rights to acquire stock under the Warrant Regulations. In a reorganization, holders of securities generally recognize no gain or loss on the exchange of such securities for stock or other securities. However, a security holder will recognize gain on an exchange of securities to the extent that the "principal amount" of the securities received exceeds the "principal amount" of the securities surrendered. In such a case, the amount of gain recognized by the security holder will be equal to the fair market value of the excess principal amount. Since warrants have no principal amount under the Regulations, no excess principal amount should exist in connection with the exchange of the $1.20 Warrants for the $3.00 Warrants by a U.S. Holder pursuant to the Exchange. Thus, provided that the Exchange qualifies as a recapitalization under
          Section 368(a)(1)(E) of the Code and that the modification of the Warrants is properly treated as a deemed exchange of the $3.00 Warrants for the $1.20 Warrants for federal income tax purposes (i) no gain or loss should be recognized by a U.S. Holder upon the receipt of a $1.20 Warrant in exchange for an $3.00 Warrant; (ii) the holding period of a $1.20 Warrant should include the holding period of an $3.00 Warrant exchanged therefore; and (iii) the adjusted tax basis of a $1.20 Warrant should be the same as the adjusted tax basis of an $3.00 Warrant exchanged therefore. Alternatively, because the Old Warrants expire by their terms on March 29, 2005, the Exchange may be treated as the exchange by a U.S. Holder of a Note (a Tax Security) for Common Stock and a $1.20 Warrant. In such event, provided that the Exchange qualifies as a recapitalization under Section 368(a)(1)(E) of the Code, the issuance of the $1.20 Warrant should be nontaxable under the Warrant Regulations. In such a case, a U.S. Holder's tax basis in the surrendered Note should be allocated between the Common Stock and the New Warrant on the basis of their respective fair market values and the U.S. Holder's holding period in the Common Stock and the New Warrants should include the period of time that such holder held the surrendered Note.

          ACCRUED AND UNPAID INTEREST ON THE NOTES

          Under the terms of the Exchange, the Company will issue a specified number of shares of Common Stock to each U.S. Holder who tenders a Note and will pay the accrued and unpaid interest on the Notes in cash. Treasury Regulations provide that a payment on a debt obligation will be allocated first to accrued and unpaid interest and then to principal. In connection with the Exchange, the Company will allocate the cash paid to the accrued and unpaid interest on the Notes and the Common Stock to the Notes. The cash paid to a U.S. Holder in payment of accrued and unpaid interest on the Notes will be taxable to the U.S. Holder as ordinary interest income (provided that such interest has not already been included in income by such U.S. Holder), regardless of whether the Notes are capital assets in the U.S. Holder's hands. Finally, as discussed above under "Exchange as a Reorganization," even if the fair market value of the Common Stock allocated to a Note is less than the principal amount of the Note, no loss will be recognized by a U.S. Holder if the Exchange qualifies as a nontaxable reorganization under Section 368(a)(1)(E) of the Code.

          MARKET DISCOUNT

          Any gain recognized by a U.S. Holder in connection with the Exchange generally will be treated as ordinary income to the extent of such holder's accrued market discount. Any remaining accrued market discount on the Notes (to the extent not previously included by a U.S. Holder as ordinary income) generally will be taxed as ordinary income upon the U.S. Holder's sale or other disposition of the Common Stock received in exchange for such Notes. In general, market discount is the excess, as of the date of a U.S. Holder's acquisition of a Note, of the Note's stated redemption price at maturity over the U.S. Holder's tax basis in the Note, subject to a de minimis rule. Market discount, if any, accrues ratably from the date the holder purchases a note until its final maturity.

          POSSIBLE TREATMENT OF EXCHANGE AS A DEEMED DISTRIBUTION

          Section 305(a) of the Code provides the general rule that gross income does not include the amount of any distribution of the "stock" of a corporation made by such corporation to its "shareholders" with respect to its stock. For purposes of Section 305, the term "stock" includes rights to acquire stock and the term "shareholder" generally includes a holder of rights or of convertible securities. Section 305(b) of the Code provides several exceptions to this general nonrecognition rule pursuant to which taxable distributions will result. Section 305(c) of the Code provides that a change in redemption price, a difference between redemption price and issue price, a redemption which is treated as a distribution to which section 301 applies, or any transaction (including a RECAPITALIZATION) having a similar effect on the interest of any shareholder may be treated as a distribution with respect to any shareholder whose proportionate interest in the earnings and profits or assets of the corporation is increased by such change, difference, redemption, or similar transaction. Thus, under certain circumstances, it is possible for a recapitalization to be treated as resulting in a taxable distribution under Section 305(c) for federal income tax purposes.

          In general, a recapitalization should not be treated as a taxable distribution under Section 305 of the Code if the recapitalization (i) has a bona fide business purpose, (ii) is an isolated transaction and
          (iii) is not part of a plan to increase periodically the proportionate interest of any shareholder in the assets or earnings and profits of a corporation. Based on the foregoing, the Company believes that the Exchange should not be treated as a taxable distribution under Section 305 of the Code.

          FAILURE TO QUALIFY AS A REORGANIZATION

          If the Notes do not constitute Tax Securities, then the Exchange will be a taxable transaction. In such a case, a U.S. Holder will recognize gain or loss equal to the difference between the fair market value of the Common Stock received and the U.S. Holder's adjusted tax basis in the Notes surrendered. Furthermore, in such event, the deemed exchange of the $3.00 Warrants for the $1.20 Warrants or the issuance of the $1.20 Warrants (as the case may be) generally will also be taxable to a U.S. Holder. The remainder of this tax discussion assumes that the Exchange will be treated as a nontaxable reorganization for U.S. federal income tax purposes.

          NET OPERATING LOSSES

          The Company currently has significant net operating losses ("NOLs") for federal income tax purposes. The Company 's ability to use its NOLs and certain other tax attributes to reduce future U.S. federal income tax, if any, will be limited if the Company is treated as having undergone an "ownership change" (i.e., a more than fifty percentage point change in the ownership of the Company 's stock) in connection with the Exchange or certain previous transactions involving transfers of the Company's stock. Under Section 382 of the Code, a corporation that undergoes an ownership change is subject to limitations on the amount of its NOLs that may be used to offset the corporation's federal income tax following the ownership change.

          Under Section 382 of the Internal Revenue Code, following an "ownership change," the amount of a loss corporation's income that can be offset by pre-ownership change NOLs cannot exceed an annual amount equal to the sum of (i) the value of the loss corporation's equity immediately before the ownership change (excluding proscribed contributions to capital) multiplied by a prescribed rate of return, and (ii) recognized built-in gains, if any (as hereinafter described). Moreover, no NOLs will survive if the loss corporation does not continue its historic business or use a significant portion of its assets in such a business during the two-year period beginning on the date of the ownership change. If the loss corporation has more than one line of business, continuity of business enterprise requires only that it continue a significant line of business. The Company has not determined (i) whether the Exchange will trigger an ownership change under Section 382 of the Code or (ii) in the event of an ownership change, the limitations (if any) that would be imposed on the use of its NOLs.

          CANCELLATION OF INDEBTEDNESS INCOME

          If the fair market value of the Common Stock issued by the Company in the Exchange is less than the principal amount of Notes exchanged therefor, the Company will recognize cancellation of indebtedness income. Based upon the terms of the Exchange set forth herein, it is possible that the fair market value of the Common Stock issued in exchange for a Note would be less than the principal amount of the Note. In such a case, the Company will recognize cancellation of indebtedness income in an amount equal to the difference between the principal amount of the Notes surrendered and the fair market value of the Common Stock allocated thereto (unless an exception to such cancellation of indebtedness income applies).

          OWNERSHIP OF COMMON STOCK

          If a U.S. Holder exchanges Notes for Common Stock, there will be additional tax consequences from holding such shares beyond the tax consequences of the Exchange itself. Generally, any distributions made with respect to shares of the Common Stock will be treated as ordinary income to the extent of the Company's current or accumulated earnings and profits. Amounts in excess of such earnings and profits generally are treated as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Stock, with any amounts received in excess of such tax basis treated as proceeds from the sale of stock.

          In general, a U.S. Holder will recognize gain or loss on a sale or other disposition of the Common Stock (other than certain redemptions taxed as distributions under Section 302 of the Code) to the extent of the difference between the U.S. Holder's amount realized on the disposition and the U.S. Holder's tax basis in such stock. Such gain or loss generally should, subject to the market discount rules discussed above, be treated as capital gain or loss, assuming that the U.S. Holder holds the Common Stock as a capital asset.

          HOLDERS WHO DO NOT PARTICIPATE IN THE EXCHANGE OFFER

          U.S. Holders of Notes who elect not to participate in the Exchange Offer and do not exchange their Notes for Common Stock should not recognize gain or loss as a consequence of the Exchange Offer. However, U.S. Holders who do not participate in the Exchange Offer will have taxable ordinary interest income upon the receipt of cash from the Company in payment of accrued and unpaid interest on the Notes (provided that such interest has not already been included in income by such U.S. Holder).

          U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING REQUIREMENTS

          Information reporting generally will apply to payments of dividends on the Common Stock and proceeds from the sale or redemption of Common Stock or warrants made to a U.S. Holder, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. If information reporting applies to any such payment, a payor will be required to withhold backup withholding tax from the payment if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. U.S. Holders should consult with their tax advisors as to their ability to qualify for an exemption from backup withholding and the procedure for obtaining such an exemption. In general, any amount withheld from a payment under the backup withholding rules is allowable as a refundable credit against a holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

          THE ABOVE DESCRIPTION IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF ALL OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO A HOLDER RELATING TO THE EXCHANGE OF THE NOTES AND $3.00 WARRANTS AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK AND $1.20 WARRANTS. A HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES, INCLUDING THE APPLICABILITY OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, TO SUCH HOLDER OF THE EXCHANGE AND OF OWNING THE COMMON STOCK AND $1.20 WARRANTS.

                          AMENDED LETTER OF TRANSMITTAL

                           ILINC COMMUNICATIONS, INC.

                                 EXCHANGE OFFER

                SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE

                       AND MODIFICATION OF $3.00 WARRANTS

                                    FOR UP TO

                     $5,625,000 ORIGINAL PRINCIPAL AMOUNT OF

                  12% CONVERTIBLE REDEEMABLE SUBORDINATED NOTES

      --------------------------------------------------------------------

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. (EST),

                  MARCH 29, 2005, UNLESS THE OFFER IS EXTENDED.

      --------------------------------------------------------------------

                            ADDRESS FOR TRANSMITTAL:

                           iLinc Communications, Inc.
                         2999 N. 44th Street, Suite 650
                                Phoenix, AZ 85018


DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

THE INSTRUCTIONS CONTAINED HEREIN SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.


THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING HOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE COMPANY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, OR OVERNIGHT DELIVERY SERVICE IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

         By execution hereof, the undersigned acknowledges receipt of the Offer to Exchange, dated March 1, 2005, of iLinc Communications, Inc., a Delaware corporation (the "Company"), Supplement No.1 to the Exchange Offer dated March 10, 2005 (together the "Exchange Offer")and this Amended Letter of Transmittal and the instructions hereto (the "Amended Letter of Transmittal"), which together constitute the Company's offer (the "Offer") to exchange 2,500 shares of the Company's Common Stock, par value $.001 per share (the "Common Stock"), for each $1,000 original principal amount of 12% Convertible Redeemable Subordinated Notes, issued by the Company (the "Notes"), validly tendered. Subject to the terms and conditions of the Offer, the Company will issue shares of Common Stock in exchange for up to $5,625,000 aggregate principal amount of the Notes. The Company reserves the right to extend or terminate the Offer, in its sole and absolute discretion, for a failure of a condition, and to otherwise amend the Offer in any respect. The term "Expiration Date" shall mean 5:00 p.m. (Eastern Standard Time), on March 29, 2005, unless the Offer is extended as provided in the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Offer is extended. Capitalized terms used but not defined herein shall have the same meaning given them in the Exchange Offer.

         The term "Holder" with respect to the Offer means any person in whose name Notes are registered on the books of the Company. The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the action the undersigned desires to take with respect to the Offer. Holders who wish to tender their Notes must complete this Letter of Transmittal in its entirety.

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.

               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY
                          DESCRIPTION OF NOTES TENDERED

---------------------------------------- -------------------------------------- --------------------------------------
   Print Name and Address of Holder       Principal Amount of Notes Currently    Principal Amount of Notes Tendered*
                                                         Held                    (if amount is less than the whole)
---------------------------------------- -------------------------------------- --------------------------------------

---------------------------------------- -------------------------------------- --------------------------------------
*    Notes may be tendered in whole or in part in denominations of $25,000 and integral multiples thereof


                  TRANSMITTAL LETTER AND SUBSCRIPTION AGREEMENT


                       DATE: _____________________________


iLinc Communications, Inc.
2999 N. 44th Street, Suite 650
Phoenix, Arizona 85018


         Re: Transmittal of Convertible Note in Exchange for Common Stock and Amendment to the $3.00 Warrant

Gentlemen:

         The undersigned ("we" or "our") is the holder of a 12% Convertible Unsecured Subordinated Note due 2012 (the "Note") in the original principal sum of [$________________________], that was issued by iLinc Communications, Inc. (formerly called "EDT Learning, Inc.") (the "Company"). We are in receipt of the Company's Exchange Offer concerning the Company's Exchange Offer of 2,500 shares of the Company's Common Stock ("Common Stock") and to amend the exercise period and exercise price of the outstanding $3.00 Warrants (as defined below) for each $1,000 of original principal amount, using a conversion price of $0.40 per share. We acknowledge that under the existing terms of the Notes, each $1,000 of original principal amount of the Note currently is convertible into only 1,000 shares of Common Stock, using the conversion price of $1.00.

         THE UNDERSIGNED HEREBY REPRESENTS AND WARRANTS THAT THE UNDERSIGNED HAS FULL POWER AND AUTHORITY TO TENDER, TRANSFER AND EXCHANGE THE NOTES TENDERED HEREBY AND THAT, WHEN THE SAME ARE ACCEPTED FOR EXCHANGE, THE COMPANY WILL ACQUIRE GOOD, MARKETABLE AND UNENCUMBERED TITLE THERETO, FREE AND CLEAR OF ALL LIENS, RESTRICTIONS, CHARGES AND ENCUMBRANCES, AND THAT THE NOTES TENDERED HEREBY ARE NOT SUBJECT TO ANY ADVERSE CLAIMS OR PROXIES. THE UNDERSIGNED WILL, UPON REQUEST, EXECUTE AND DELIVER ANY ADDITIONAL DOCUMENTS DEEMED BY THE COMPANY TO BE NECESSARY OR DESIRABLE TO COMPLETE THE TRANSFER AND EXCHANGE OF THE NOTES TENDERED HEREBY.

         The undersigned understands that tender of Notes pursuant to any one of the procedures described in "The Exchange Offer -- Procedures for Tendering Notes" in the Exchange Offer and in this Amended Letter of Transmittal, and the Company's acceptance for exchange of such tendered Notes, will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer. The undersigned recognizes that, under certain circumstances set forth in the Exchange Offer, the Company may not be required to accept for exchange any of the Notes tendered hereby.

         We understand, subject to the terms and conditions of the Exchange Offer and the consummation of that Exchange Offer, that the Company will extinguish our Notes and issue to us shares of Common Stock at the exchange rate indicated above in full payment of all (or that portion indicated below), of the principal balance of our Note. We understand that we may withdraw our offer of exchange any time prior to the expiration of the Exchange Offer. We understand that the Exchange Offer will expire on Tuesday, March 29, 2005, at 5:00 p.m., Eastern Standard Time, unless extended or earlier terminated as provided in the Exchange Offer. We understand that the Company's right to accept the Notes and issue Common Stock is not subject to the receipt of any minimum amount of principal, or number of Notes or Note Holders in the Company's sole and absolute discretion.

         We acknowledge that we received a warrant (the "Warrant") in association with the issuance of our Note and as part of our investment in the Company in 2002, and that our Warrant will expire on March 29, 2005 (the $3.00 Warrant). In addition to the Common Stock exchanged for our Note, we understand that the Company will extend the term of our existing $3.00 Warrant until March 29, 2006, will reduce the exercise price of our $3.00 Warrant from $3.00 per share to $1.20 per share and the redemption price will be reduced to $2.40 per share.

         We understand that should we elect to exchange only a portion of our
Note in increments of $25,000, then (i) our Note will be modified to reduce the principal balance of the Note by the amount exchanged, and the remaining balance shall remain outstanding on the same terms; and, (ii) our $3.00 Warrant will be modified to extend the expiration date of our $3.00 Warrant until March 29, 2006, and the exercise price will be reduced to $1.20 per share, but the number of shares that may be purchased will be reduced so that the remaining Warrant permits purchase of as many common shares as the amount exchanged of our Note bears to the original principal balance of our Note on a share for share basis using $1.00 per share. By way of example but not limitation, we understand that if an investor who had invested $100,000 in the Private Placement (receiving a $100,000 Note and $3.00 Warrant for 100,000 shares), elects to exchange only $75,000 of that original principal balance then (i) their note will be reduced leaving a principal balance of $25,000, and (ii) their $3.00 Warrant will be modified to extend the term, but also modified so that is represents the right to purchase only 75,000 shares at the reduced price of $1.20 per share.

         Therefore, please accept this transmittal letter as evidence of our tender of our Note in accordance with the terms and conditions of the Exchange Offer. We have indicated below the face value of the note that we wish to tender to the Company for exchange into Common Stock (Check One).

            ___      The undersigned wishes to tender the Note in its entirety.

            OR

            ___ The undersigned wishes to tender $_______________________ ($25,000 increments) of the face value of the Note.

         We understand that the closing of the Exchange Offer will take place following Expiration of the Exchange Offer and upon acceptance by the Company of the Notes tendered, if any, which shall take place at the Company's corporate offices in Phoenix, Arizona the day after the Expiration Date.

         We acknowledge that a prospectus is presently available providing for the resale of the underlying shares of Common Stock, but would be available only if the Notes had been converted on its original terms. However, because additional shares are being issued upon conversion, that prospectus will not be available to cover the resale of the Common Stock issued as a result of the Exchange Offer. Therefore, the undersigned acknowledges that the Common Stock that may be receive upon exchange of the Note will not be registered under the Securities Act of 1933 (the "1933 Act") or qualified under applicable state securities laws. We acknowledge that resale of the Common Stock may be immediately available under Rule 144(k) because the required holding period proscribed by Rule 144 permits inclusion of the period of time that the Note was held, which is more than 2 years.

         We acknowledge that the issuance of Common Stock is being made pursuant to an exemption from registration as may be provided by Section 4(2) of the 1933 Act and/or Regulation D promulgated thereunder, together with all applicable state securities law qualification exemptions. The undersigned represents that the Common Stock is being obtained for our own account, for investment purposes only and not with a view to resale or other distribution, except by selling, transferring or disposing of the Common Stock upon full compliance with all applicable provisions of the 1933 Act, the Securities Exchange Act of 1934 (the "Exchange Act"), the Rules and Regulations promulgated by the United States Securities and Exchange Commission (the "Commission") thereunder, and any applicable state securities laws. The undersigned further understands and agrees that (i) these securities may be sold only if they are subsequently registered under the 1933 Act and qualified under any applicable state securities laws or, in the opinion of the Company's counsel, an exemption from such registration and qualification is available; (ii) any routine sales of these securities made in reliance upon Rule 144 promulgated by the Commission under the 1933 Act can be effected only in the amounts set forth in and pursuant to the other terms and conditions, including applicable holding periods, of Rule 144; and (iii) the Company is under no obligation to assist the undersigned in complying with any exemption from registration under the 1933 Act, except as otherwise described in the Exchange Offer.

         The undersigned represents and warrants that he has received the Company's Exchange Offer, together with all the exhibits attached thereto. In addition, the we are aware that the Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, special reports on Form 8-K, proxy statements, and other information with the Commission that we can access without charge by visiting the Commission's website, which is found at www.sec.gov or at the Company's web site found at www.ilinc.com. We acknowledge that we have been granted a reasonable period of time during which we have had the opportunity to obtain such additional information as we deemed necessary to permit us to make an informed decision with respect to the exchange of the Note and the receipt of the Common Stock.

         In connection with the subscription being made hereby, we warrant and represent that:

         a. If the undersigned is not an individual, it has not been organized for the purpose of participating in the Exchange Offer;

         b. We have not received any general solicitation or advertising regarding the Exchange Offer or been furnished with any oral representation or oral information in connection with the Exchange Offer which is not set forth in any of the Information Documents;

         c. We possesses the ability to bear the economic risk associated with the Exchange Offer;

         d. We have had substantial experience in previous private and public purchases of speculative securities and we are not relying on the Company, or its attorneys with respect to economic or other considerations involved in this investment;

         We are providing the following financial information to the Company to permit a determination of our status as an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. We have INITIALED the paragraphs below that describe the suitability requirement under which we intend to qualify. Upon request of the Company, we will provide information to document the representations provided below. (ONLY ONE PARAGRAPH NEED BE INITIALED).

         _____ 1. The undersigned is NOT an Accredited Investor or Qualified
                  Non-Accredited Investor.

                                       OR

         _____ 2. Individual Net Worth Suitability. The undersigned represents and warrants that his or her individual net worth or joint net worth with his or her spouse, at the time of the prospective purchase, exceeds $1,000,000. THIS SUITABILITY REQUIREMENT MAY BE SELECTED ONLY BY A NATURAL INDIVIDUAL(S), AND NOT BY A CORPORATION, PARTNERSHIP, TRUST, ESTATE, UNINCORPORATED ASSOCIATION OR OTHER ENTITY.

                                       OR

         _____ 3. Individual Net Income Suitability. The undersigned represents and warrants that his or her individual net income was in excess of $200,000 in each of the calendar years 2003 and 2004, or his or her joint income with his or her spouse was in excess of $300,000 in each of those years and he or she reasonably expects his or her net income to reach such level in the year calendar 2005. THIS SUITABILITY REQUIREMENT MAY BE SELECTED ONLY BY A NATURAL INDIVIDUAL(S), AND NOT BY A CORPORATION, PARTNERSHIP, TRUST, ESTATE, UNINCORPORATED ASSOCIATION OR OTHER ENTITY.

                                       OR

         _____ 4. Certain Qualified Organizations.

                  The Investor represents and warrants that it is (check one):

                   ____ A corporation, partnership, Massachusetts or similar business trust, or organization described in Section 501(c)(3) of the Internal Revenue Code (tax exempt organization), not formed for the specific purpose of acquiring the securities offered, having total assets in excess of $5,000,000.

                   ____ Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of the 1933 Act.

                   ____ A bank, savings and loan association or other similar institution as defined in Sections 3(a)(2) and 3(a)(5)(A) of the 1933 Act, respectively, whether acting in its individual or fiduciary capacity.

                   ____ An insurance company as defined in Section 2(13) of the 1933 Act.

                   ____ An investment company registered under the Investment Company Act of 1940.

                   ____ A business development company as defined Section 2(a)(48) of the Investment Company Act of 1940 or private business development company as defined in
                           Section 202(a)(22) of the Investment Advisers Act of 1940.

                   ____ A Small Business Investment Company licensed by the U.S. Small Business Administration under Sections 301(c) or (d) of the Small Business Investment Act of 1958.

                   ____ A broker or dealer registered pursuant to Section 15 of the Exchange Act, as amended.

                   ____ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000.

                   ____ Any employee benefit plan within the meaning of the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

                  NOTE: If you claim suitability under this paragraph 4, the Company may require that you provide appropriate information supporting your claim to status as a Qualified Organization.

                                       OR

         _____ 5. Entity Suitability.

                  The undersigned represents and warrants that it is a corporation, a partnership, an unincorporated association or other similar entity, and that each owner of an equity interest in the entity satisfies the suitability requirements of either paragraphs (2), (3) or (4) above.

                  NOTE: If you claim suitability under this paragraph (5), you must submit a list of each of the owners with an equity interest in the entity, setting forth the address, telephone number and social security or tax identification number and list for EACH such owner the information required under paragraphs (2), (3) or (4) above. These separate pages must be validly signed by or on behalf of each such owner or beneficiary.

                                       OR

         _____ 6. Officer, Director, Manager, Member Suitability.

                  The undersigned represents and warrants that it, he or she is an officer, director, manager, member or general partner of the Company, or an officer, director, manager, member or general partner of a general partner of the Company.

         We represent and warrant that the information set forth herein as well as all other information which we are furnishing to the Company with respect to our financial condition and business and investment experience is accurate and complete as of the date hereof and we covenant that, in the event a material change should occur in such information, we will immediately provide the Company with such revised or corrected information.

         The undersigned acknowledges and agrees that they have full power and authority to enter into this agreement. None of the provisions hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change discharge or termination is sought. This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the internal laws of the State of Delaware. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument. Except as otherwise provided herein, this agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and assigns. If the undersigned is more than one person, the obligations of each undersigned shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made and binding upon such undersigned and his heirs, executors, administrators, successors, legal representatives and assigns.

Name of Entity (if applicable):_________________________________________________

Signature:_____________________________________  Signature:_____________________

Name:_____________________________________       Name:__________________________

Title (if applicable):__________________________________________________________

Street Address:_________________________________________________________________

City: __________________________       State: _______________       Zip: _______

Telephone: (_________)__________________________________________________________

Social Security or Federal Tax ID Number: ______________________________________

Date of Organization (if applicable): __________________________________________

                      ***DO NOT WRITE BELOW DOTTED LINE***
.................................................................................
ACCEPTED ON BEHALF OF THE COMPANY:


BY:_________________________________
   Name: James M. Powers, Jr.
   Title: President

Date: __________________________